Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater provides updates on its SA PGM operations

Johannesburg, 18 April 2024: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) updates stakeholders on the repairs at its Siphumelele shaft at its Rustenburg operation and its end-of-life 4 Belt (4B) shaft at its Marikana operation.

Siphumelele shaft at the Rustenburg operation

On 29 February 2024, damage to surface infrastructure at the Siphumelele shaft resulted in the suspension of production from the shaft. The incident occurred when an ore collector bin attached to the shaft headgear sheared off and fell to the ground, damaging a surface ore conveyor belt system. There were no injuries as a result of the incident, however, the incapacitation of the ore collector bin and the collapse of the conveyor system necessitated the suspension of production and employees were placed on leave while the damage was assessed and repair work commenced.

Repairs at the Siphumelele shaft have progressed according to schedule. All employees returned from leave on Monday, 15 April 2024 for start-up procedures. The shaft is on schedule to resume production during May 2024, as planned.

The Siphumelele shaft was forecast to produce an average of approximately 4,500 4Eoz per month or 54,000 4Eoz planned for 2024, which accounts for approximately 3.5% of annual production from the SA PGM operations (excluding third-party processing and Mimosa).

4B shaft at the Marikana operation

Stakeholders are advised that the 4 Belt (4B) shaft has been unable to meet the profitability conditions set as an outcome of the Section 189A process of the SA PGM operations which was announced on 25 October 2023 (https://thevault.exchange/?get_group_doc=245/1708671508-Sibanye-Stillwater-concludes-Section-189-consultations-SA-PGM-operations-23feb2024.pdf) and will be closed.

The closure comes five years after the initial proposed closure in 2019, with several successful initiatives supported by stronger PGM prices, enabling the shaft to remain open to mine the last remaining economically extractable reserves. Despite all efforts to restore the shaft to profitability since 23 February 2024, the 4B shaft has continued to be loss-making.

Attempts were made to reduce the impact on the affected 1,496 employees and 54 contractors at this shaft.

These outcomes include:
- Reduction of 226 employees since 23 February 2024 as a result of natural attrition (and not being replaced)
- 469 employees were transferred to other SA PGM operations
- 643 employees were granted voluntary separation or early retirement packages
- 93 employees fixed term contracts ending and not being renewed

Unfortunately, 65 employees could not be accommodated and have been retrenched, while 54 contractors have been terminated.

Neal Froneman, Sibanye-Stillwater's Chief Executive Officer commented: "Despite 4B shaft having limited remaining economic reserves, the decision to close a shaft is never taken lightly. We cannot however continue to absorb ongoing losses, which in turn affects the viability of the rest of the SA PGM operations to the detriment of all stakeholders. We are encouraged that the number of forced retrenchments was limited and we acknowledge and thank all stakeholders for their constructive engagement during the process. As for Siphumelele, we are encouraged by the progress of the repair work at the shaft post the ore collector bin incident."

Ends.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management for future operations, markets for stock and other matters. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater's future business prospects, revenues and income, climate change-related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, nickel and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater's new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as "will", "would", "expect", "forecast", "goal", "vision", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater's future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater's ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater's ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater's estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater's business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa's credit rating; the impact of South Africa's grey listing; a challenge regarding the title to any of Sibanye-Stillwater's properties by claimants to land under restitution and other legislation; Sibanye-Stillwater's ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group's mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change; being subject to, and the outcome and consequence of, any potential or pending litigation or regulatory proceedings, including in relation to any

environmental, health or safety issues; the ability of Sibanye-Stillwater to meet its decarbonisation targets, including by diversifying its energy mix with renewable energy projects; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater's business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater's PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater's financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater's operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater's ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater's information technology, communications and systems; the adequacy of Sibanye-Stillwater's insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater's South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, including global pandemics.

Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater's filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2022 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2022 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096).

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group's external auditors.

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.